Filed pursuant to Rule 424(b)(3)
Registration No. 333-237762

PROSPECTUS SUPPLEMENT No. 4
(to Prospectus dated April 28, 2020)

PARKERVISION, INC.

16,809,295 Shares of Common Stock

This Prospectus Supplement relates to the prospectus dated April 28, 2020, as amended and supplemented from time to time (the “Prospectus”), which permits the resale by the selling stockholders listed in the Prospectus of up to 16,809,295 shares of our common stock, par value $0.01 per share (“Common Stock”) consisting of (i) up to 4,961,538 shares of Common Stock issuable upon conversion of, and for the payment of interest from time to time at our option, for a convertible promissory note dated September 13, 2019 which has a fixed conversion price of $0.10 per share and convertible promissory notes dated January 8, 2020 which have a fixed conversion price of $0.13 per share (the “Notes”), (ii) an aggregate of 3,907,331 shares of Common Stock issued pursuant to securities purchase agreements dated January 9, 2020, January 15, 2020, March 5, 2020 and March 19, 2020, (iii) an aggregate of 2,740,426 shares of Common Stock issued as payment for services and repayment of short-term loans and other accounts payable, including interest, (iv) up to 5,000,000 shares of Common Stock issuable upon exercise of a five-year warrant with an exercise price of $0.74 per share, subject to adjustment and issued pursuant to a warrant agreement with Aspire Capital Fund LLC (“Aspire”) and (v) up to 200,000 shares of Common stock issuable upon exercise of a three-year warrant with an exercise price of $1.00 per share, subject to adjustment and issued pursuant to a warrant agreement with Tailwinds Research Group LLC (“Tailwinds”).

We will not receive proceeds from the sale of the shares of Common Stock by the selling stockholders. To the extent the Aspire and Tailwinds warrants are exercised for cash, we will receive up to an aggregate of $3,900,000 in gross proceeds. We expect to use proceeds received from the exercise of the Aspire and Tailwinds warrants, if any, for general working capital and corporate purposes.

This Prospectus Supplement is being filed to update and supplement the information previously included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2020. Accordingly, we have attached the 8-K to this prospectus supplement. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

Our Common Stock is listed on the OTCQB Venture Capital Market under the ticker symbol “PRKR.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC nor any such authority has approved or disapproved these securities or determined whether this Prospectus or Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 16, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 8, 2020

PARKERVISION, INC.
(Exact Name of Registrant as Specified in Charter)

Florida	000-22904	59-2971472
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9446 Philips Highway, Suite 5A, Jacksonville, Florida	32256
(Address of Principal Executive Offices)	(Zip Code)

(904) 732-6100
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	PRKR	OTCQB
Common Stock Rights		OTCQB

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.
Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01.Entry into a Material Definitive Agreement.

Private Placement of Common Stock

On June 8, 2020, the Company entered into securities purchase agreements (the “Purchase Agreements”) with the accredited investors identified on Exhibit 10.3 hereof (the “Investors”) for the sale of an aggregate of 943,144 shares (“Shares”) of the Company’s common stock, par value $0.01 per share, at a price of $0.35 per share for aggregate proceeds of $330,100. The Purchase Agreements also provide the Investors with a contingent payment right whereby the Company will pay each Investor an allocated portion of the Company’s net proceeds from its patent claims, after taking into account fees and expenses payable to law firms representing the Company and amounts payable to the Company’s litigation financer. The Investor’s allocated portion of such net proceeds will be determined by multiplying (i) the net proceeds recovered by the Company up to $10 million by (ii) the quotient of such Investor’s subscription amount divided by $10 million, up to an amount equal to each Investor’s subscription amount (“Contingent Payment”). The Purchase Agreements also contain customary representations and warranties of the Investors. The proceeds from the sale of the Shares will be used to fund the Company’s operations, including litigation expenses.

The Company also entered into registration rights agreements (the “Registration Rights Agreement”) with the Investors pursuant to which the Company will register the Shares. The Company has committed to file the registration statement by the 60th calendar day following the closing date and to cause the registration statement to become effective by the 90th calendar day following the closing date. The Registration Rights Agreement provides for liquidated damages upon the occurrence of certain events including failure by the Company to file the registration statement or cause it to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%.

The Shares were offered and sold to the Investors on a private placement basis under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The foregoing summaries of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the agreements, which are attached as part of Exhibits 10.1 through 10.2 hereto and are incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosures included in Item 1.01 that pertain to the contingent rights are incorporated herein by reference to the extent required.

Item 3.02.Unregistered Sales of Equity Securities.

The disclosures included in Item 1.01 are incorporated herein by reference to the extent required.

Item 8.01.Other Events.

On June 4, 2020, the district court in the Middle District of Florida (Orlando division) issued an order lifting the temporary stay that was in place as a result of COVID-19. In addition, after the court assessed delays caused by COVID-19, the court amended the case schedule, moving the deadlines for expert reports, dispositive motions and other pre-trial deadlines, including a rescheduling of the commencement of the jury trial from December 1, 2020 to May 3, 2021.

Item 9.01.Financial Statements and Exhibits.

(d)
Exhibits:

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement between ParkerVision and accredited investors dated June 8, 2020.
10.2	Form of Registration Rights Agreement between ParkerVision and accredited investors dated June 8, 2020.
10.3	List of accredited investors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 12, 2020
PARKERVISION, INC.

By /s/ Cynthia Poehlman
Cynthia Poehlman
Chief Financial Officer